UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Landsea Homes Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

51509P103
(CUSIP Number)

June 13, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Level Field Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,227,835
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,227,835

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,227,835
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.7525%[1]
12	Type of Reporting Person (See Instructions)
OO

1 Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 46,876,905 issued and outstanding shares of Common Stock of the Issuer as of June 13, 2022.

1	Names of Reporting Persons
Level Field Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,227,835
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,227,835

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,227,835
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.7525%[2]
12	Type of Reporting Person (See Instructions)
OO

2 Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 46,876,905 issued and outstanding shares of Common Stock of the Issuer as of June 13, 2022.

1	Names of Reporting Persons
Level Field Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,227,835
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,227,835

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,227,835
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.7525%[3]
12	Type of Reporting Person (See Instructions)
OO

3 Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 46,876,905 issued and outstanding shares of Common Stock of the Issuer as of June 13, 2022.

1	Names of Reporting Persons
Djemi Traboulsi
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,227,835
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,227,835

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,227,835
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.7525%[4]
12	Type of Reporting Person (See Instructions)
IN

4 Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 46,876,905 issued and outstanding shares of Common Stock of the Issuer as of June 13, 2022.

1	Names of Reporting Persons
Elias Farhat
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,227,835
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,227,835

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,227,835
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.7525%[5]
12	Type of Reporting Person (See Instructions)
IN

5 Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 46,876,905 issued and outstanding shares of Common Stock of the Issuer as of June 13, 2022.

Item 1.

(a)	Name of Issuer:

Landsea Homes Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

660 Newport Center Drive, Suite 300, Newport Beach, California

Item 2.

(a)	Name of Person Filing:

The persons filing this statement are Level Field Capital, LLC, Level Field Partners, LLC, Level Field Management, LLC, Mr. Djemi Traboulsi and Mr. Elias Farhat.

Level Field Partners, LLC is the managing member of Level Field Capital, LLC. Level Field Management, LLC is the managing member of Level Field Partners, LLC. Messrs. Traboulsi and Farhat are the co-managing members of Level Field Management, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

Level Field Capital, LLC: 600 Madison Avenue, Suite 1802, New York, NY 10022

Level Field Partners, LLC: 600 Madison Avenue, Suite 1802, New York, NY 10022

Level Field Management, LLC: 600 Madison Avenue, Suite 1802, New York, NY 10022

Mr. Djemi Traboulsi: 600 Madison Avenue, Suite 1802, New York, NY 10022

Mr. Elias Farhat: 600 Madison Avenue, Suite 1802, New York, NY 10022

(c)	Citizenship:

Level Field Capital, LLC: Delaware

Level Field Partners, LLC: Delaware

Level Field Management, LLC: Delaware

Mr. Djemi Traboulsi: Lebanon

Mr. Elias Farhat: United States of America

(d)	Title and Class of Securities:

Common Stock, par value $0.0001 per share, of the Issuer (“Common Stock”)

(e)	CUSIP No.:

51509P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of June 13, 2022, the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), in the aggregate, 2,227,835 shares of Common Stock. The information set forth in Item 4(c) is hereby incorporated in its entirety herein. Each of Level Field Partners, LLC and Level Field Management, LLC and Messrs. Traboulsi and Farhat may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Level Field Capital, LLC directly beneficially owns. Each of Level Field Partners, LLC and Level Field Management, LLC and Messrs. Traboulsi and Farhat disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(b)	Percent of Class:

Calculated based on the number of shares of Common Stock owned by the Reporting Person divided by all of the 46,876,905 issued and outstanding shares of Common Stock of the Issuer as of June 13, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

(ii)	Shared power to vote or to direct the vote:

The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

(iii)	Sole power to dispose or to direct the disposition of:

The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

(iv)	Shared power to dispose or to direct the disposition of:

The information set forth in the cover pages hereto is hereby incorporated in its entirety herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

Level Field Capital, LLC

By: Level Field Partners, LLC, its Managing Member

By: Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
Name: Elias Farhat
Title: Member

Level Field Partners, LLC

By: Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
Name: Elias Farhat
Title: Member

Level Field Management, LLC, its Managing Member

By:	/s/ Elias Farhat
Name: Elias Farhat
Title: Member

/s/ Djemi Traboulsi
Djemi Traboulsi

/s/ Elias Farhat
Elias Farhat

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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